UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)
Y27183105
(CUSIP Number)

William Woo
c/o Kelso & Company
320 Park Avenue, 24th Floor
New York, New York 10022
Telephone: (212) 751-3939
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: Y27183105
1.	Name of Reporting Person KEP VI (Newco Marine), Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person PN

CUSIP: Y27183105
1.	Name of Reporting Person KEP VI (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person PN

CUSIP: Y27183105
1.	Name of Reporting Person KEP VI (Cayman) GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person PN

CUSIP: Y27183105
1.	Name of Reporting Person KIA VIII (Newco Marine), Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person PN

CUSIP: Y27183105
1.	Name of Reporting Person KIA VIII (International), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person PN

CUSIP: Y27183105
1.	Name of Reporting Person KELSO GP VIII (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person PN

CUSIP: Y27183105
1.	Name of Reporting Person KELSO GP VIII (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person PN

CUSIP: Y27183105
1.	Name of Reporting Person Philip E. Berney
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Frank K. Bynum, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person James J. Connors, II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Michael B. Goldberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Frank J. Loverro
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person George E. Matelich
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Church M. Moore
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Frank T. Nickell
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Stanley de J. Osborne
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person David I. Wahrhaftig
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Thomas R. Wall, IV
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Christopher L. Collins
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Anna Lynn Alexander
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Howard A. Matlin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Stephen C. Dutton
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Matthew S. Edgerton
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person Henry Mannix III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

CUSIP: Y27183105
1.	Name of Reporting Person William Woo
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,163,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,163,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,163,521
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.2%
14.	Type of Reporting Person IN

Note
Amendment No. 1 (“Amendment No. 1”) to Schedule 13D was filed by the undersigned on October 9, 2019 to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (“SEC”) on November 26, 2018.
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (“SEC”) on November 26, 2018 as amended by Amendment No. 1 to Schedule 13D (“Amendment No.1”), filed on October 9, 2019. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
The disclosure herein reflects a conversion of Series C Preferred Shares into Class A Common Shares on January 20, 2021 followed by a sale of such Common Class A Common Shares on April 13, 2021 and is based on 36,283,468 Class A Common Shares outstanding as of April 7, 2021 as disclosed in the Prospectus Supplement filed by the Issuer with the SEC on April 12, 2021.
Item 2  Identity and Background:
Item 2 of the Schedule 13D is hereby amended and restated as follows:
Name	Principal and Business Occupation	Jurisdiction of Organization/Citizenship
KEP VI (Newco Marine), Ltd.	Private Investment Fund	Cayman Islands
KEP VI (Cayman), L.P.	Sole Shareholder of KEP VI (Newco Marine), Ltd.	Cayman Islands
KEP VI (Cayman) GP Ltd.	General Partner of KEP VI (Cayman, L.P.	Cayman Islands
KIA VIII (Newco Marine), Ltd.	Private Investment Fund	Cayman Islands
KIA VIII (International), L.P.	Sole Shareholder of KIA VIII (Newco Marine), Ltd.	Cayman Islands
KELSO GP VIII (Cayman) L.P.	General Partner of KIA VIII (International), L.P.	Cayman Islands
KELSO GP VIII (Cayman) Ltd.	General Partner of Kelso GP VIII (Cayman), L.P.	Cayman Islands
Philip E. Berney	Co-Chief Executive Officer of Kelso & Company	United States of America
Frank K. Bynum, Jr.	Managing Director of Kelso & Company	United States of America
James J. Connors, II	Managing Director of Kelso & Company	United States of America
Michael B. Goldberg	Managing Director of Kelso & Company	United States of America
Frank J. Loverro	Co-Chief Executive Officer of Kelso & Company	United States of America
George E. Matelich	Managing Director of Kelso & Company	United States of America
Church M. Moore	Managing Director of Kelso & Company	United States of America
Frank T. Nickell	Chairman of Kelso & Company	United States of America
Stanley de J. Osborne	Managing Director of Kelso & Company	United States of America
David I. Wahrhaftig	Managing Director of Kelso & Company	United States of America
Thomas R. Wall, IV	Managing Director of Kelso & Company	United States of America
Christopher L. Collins	Managing Director of Kelso & Company	United States of America
Anna Lynn Alexander	Managing Director of Kelso & Company	United States of America
Howard A. Matlin	Managing Director and Chief Financial Officer of Kelso & Company	United States of America
Stephen C. Dutton	Managing Director of Kelso & Company	United States of America
Matthew S. Edgerton	Managing Director of Kelso & Company	United States of America
Henry Mannix III	Managing Director of Kelso & Company	United States of America
William Woo	Managing Director, General Counsel, and Chief Compliance Officer	United States of America

No disclosure is required pursuant to Instruction C to Schedule 13D for any person other than the Reporting Persons.
The principal business address of each of the Reporting Persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Persons have entered into a Joint Filing Agreement and Power of Attorney, dated the date hereof, which is filed with this Schedule 13D as Exhibit 99.8 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.  Pursuant to Rule 13d-4 under the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person and such beneficial ownership is expressly disclaimed.
Item 5  Interest in Securities of the Issuer:
Item 5 of the Schedule 13D is hereby amended and restated as follows:
Following the expiration of the Voting Agreement by its terms, Issuer effected the conversion of an aggregate of 250,000 Series C Preferred Shares, representing all such shares outstanding at that time, into Class A Common Shares on January 20, 2021 resulting in the issuance of an aggregate of 12,955,188 Class A Common Shares (the “Conversion”).
Following the Conversion, the Reporting Persons sold an aggregate of 4,791,667 Class A Common Shares (the “Offering”), resulting in an aggregate beneficial ownership by such Reporting Persons of 8,163,521 Class A Common Shares, which represents 24.2% of the 36,283,486 Class A Common Shares outstanding as of April 7, 2021, as disclosed in the Prospectus Supplement filed by the Issuer with the SEC on April 12, 2021.
None of the Reporting Persons has effected any other transactions in Class A Common Shares during the past 60 days.
Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Underwriting Agreement
On April 9, 2021, KEP VI (Newco Marine), Ltd. and KIA VIII (Newco Marine), Ltd. (together the “Kelso Selling Shareholders”) entered into an underwriting agreement with the Issuer, Jefferies LLC, on behalf of itself and the several underwriters named in Schedule I thereto, and Maas Capital Investments B.V., whereby the Kelso Selling Shareholders agreed to sell an aggregate of 4,791,667 Class A Common Shares. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is Exhibit 99.7 to this Amendment No. 2 and is incorporated herein by reference.

Item 7  Materials to be Filed as Exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit No.	Description
99.7
Underwriting Agreement, dated April 9, 2021, by and between Global Ship Lease, Inc., KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Jefferies LLC, on behalf of itself and the several underwriters named in Schedule I thereto, and Maas Capital Investments B.V. (incorporated by reference to Exhibit 1.1 attached to the Form 6-K filed by Global Ship Lease, Inc. with the Securities and Exchange Commission on April 14, 2021).

99.8*	Joint Filing Agreement, dated May 5, 2021, by and among the Reporting Persons.

99.9*	Power of Attorney, dated August 5, 2019, by and among the Reporting Persons.

* Filed herewith.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: May 5, 2021

KEP VI (Newco Marine), Ltd.

Signature:	/s/ William Woo
By:	William Woo, Vice President

KEP VI (Cayman), L.P.

Signature:	/s/ William Woo
KEP VI (Cayman) GP Ltd., its General Partner
By:	William Woo, Director and Vice President

KEP VI (Cayman) GP Ltd.

Signature:	/s/ William Woo
By:	William Woo, Director and Vice President

KIA VIII (Newco Marine), Ltd.

Signature:	/s/ William Woo
By:	William Woo, Vice President

KIA VIII (International), L.P.

Signature:	/s/ William Woo
Kelso GP VIII (Cayman), L.P., its General Partner; by Kelso GP VIII (Cayman), Ltd., its General Partner
By:	William Woo, Director and Vice President

KELSO GP VIII (Cayman) L.P.

Signature:	/s/ William Woo
By:	William Woo, Director and Vice President

KELSO GP VIII (Cayman) Ltd.

Signature:	/s/ William Woo
Kelso GP VIII (Cayman) Ltd., its general partner
By:	William Woo, Director and Vice President

PHILIP E. BERNEY

Signature:	*

FRANK K. BYNUM, JR.

Signature:	*

JAMES J. CONNORS, II

Signature:	*

MICHAEL B. GOLDBERG

Signature:	*

FRANK J. LOVERRO

Signature:	*

GEORGE E. MATELICH

Signature:	*

CHURCH M. MOORE

Signature:	*

FRANK T. NICKELL

Signature:	*

STANLEY DE J. OSBORNE

Signature:	*

DAVID I. WAHRHAFTIG

Signature:	*

THOMAS R. WALL, IV

Signature:	*

CHRISTOPHER L. COLLINS

Signature:	*

ANNA LYNN ALEXANDER

Signature:	*

HOWARD A. MATLIN

Signature:	*

STEPHEN C. DUTTON

Signature:	*

MATTHEW S. EDGERTON

Signature:	*

HENRY MANNIX III

Signature:	*

WILLIAM WOO

Signature:	/s/ William Woo

*By:	/s/ William Woo
Name:	William Woo
Attorney-in-fact